SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ___ )*

B. Riley Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05580M 108

(CUSIP Number)

Fred Goldman

c/o Equitec Group LLC

111 W. Jackson Blvd., Suite 2000

Chicago, Illinois 60604

(312) 692-5007

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 05580M 108	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
DJ Fund Investments, LLC – Series E; Tax ID No. 46-3799992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 2,000,000 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based upon 15,977,482 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of B. Riley Financial, Inc. (formerly Great American Group, Inc.), a Delaware corporation (the “Issuer”), whose principal executive offices are located at 21860 Burbank Boulevard, Suite 300 South, Woodland Hills, California.

Item 2.	Identity and Background.

a.	DJ Fund Investments, LLC – Series E
Fred Goldman is a manager of DJ Fund Investments, LLC – Series E.
Michael LaRocque is a manager of DJ Fund Investments, LLC – Series E.
b.	The business address of DJ Fund Investments, LLC – Series E is 111 W. Jackson Blvd., Suite 2000, Chicago, Illinois 60604.
Mr. Goldman’s business address is c/o Equitec Group LLC, 111 W. Jackson Blvd., Suite 2000, Chicago, Illinois 60604.
Mr. LaRocque’s business address is c/o Equitec Group LLC, 111 W. Jackson Blvd., Suite 2000, Chicago, Illinois 60604.
c.	The primary purpose of DJ Fund Investments, LLC – Series E is investing in capital.
Mr. Goldman’s principal occupation is Chief Financial Officer of Equitec Group, LLC.
Mr. LaRocque’s principal occupation is financial consultant.
d.	During the last five years, none of DJ Fund Investments, LLC – Series E, Mr. Goldman or Mr. LaRocque has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.	During the last five years, none of DJ Fund Investments, LLC – Series E, Mr. Goldman or Mr. LaRocque has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.
f.	DJ Fund Investments, LLC – Series E is an Illinois designated series of DJ Fund Investments, LLC, an Illinois limited liability company.
Each of Mr. Goldman and Mr. LaRocque is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

DJ Fund Investments, LLC – Series E is reporting beneficial ownership of 2,000,000 shares of Common Stock, which were acquired, pursuant to a securities purchase agreement among the Issuer, DJ Fund Investments, LLC – Series E and certain other investors, dated as of May 19, 2014 (the “Securities Purchase Agreement”), in a private placement that closed on June 5, 2014 (the “Private Placement”), at the price of $5.00 per share. The source of the purchase price for the Common Stock was capital contributions made by each member of DJ Fund Investments, LLC – Series E. No borrowed funds were used in the purchase of the Common Stock.

Item 4.	Purpose of Transaction.

The purchase of shares of Common Stock by DJ Fund Investments, LLC – Series E was for investment purposes. DJ Fund Investments, LLC – Series E may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although DJ Fund Investments, LLC – Series E has no present intention to sell any shares, it could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by it.

Except as set forth above, none of DJ Fund Investments, LLC – Series E, Mr. Goldman or Mr. LaRocque has any plan or proposal which relates to any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer

(a)	DJ Fund Investments, LLC – Series E’s total beneficial ownership amounts to 2,000,000 shares of Common Stock, constituting 12.5% of the outstanding shares of Common Stock of the Issuer.
By reason of his status as a manager of DJ Fund Investments, LLC – Series E, Mr. Goldman may be deemed to beneficially own the 2,000,000 shares of Common Stock held by DJ Fund Investments, LLC – Series E, constituting 12.5% of the outstanding shares of Common Stock of the Issuer. Mr. Goldman disclaims beneficial ownership of the 2,000,000 shares of Common Stock held by of DJ Fund Investments, LLC – Series E.
By reason of his status as a manager of DJ Fund Investments, LLC – Series E, Mr. LaRocque may be deemed to beneficially own the 2,000,000 shares of Common Stock held by DJ Fund Investments, LLC – Series E, constituting 12.5% of the outstanding shares of Common Stock of the Issuer. Mr. LaRocque disclaims beneficial ownership of the 2,000,000 shares of Common Stock held by of DJ Fund Investments, LLC – Series E.
(b)	DJ Fund Investments, LLC – Series E holds sole voting and investment power over the 2,000,000 Shares of Common Stock of the Company reported in Item 1.
(c)	During the last sixty days, none of DJ Fund Investments, LLC – Series E, Mr. Goldman or Mr. LaRocque has effected any transactions in the Common Stock of the Issuer.
(d)	To the knowledge of DJ Fund Investments, LLC – Series E, Mr. Goldman and Mr. LaRocque, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by DJ Fund Investments, LLC – Series E.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Securities Purchase Agreement defined and described in Item 3 above.

Additionally, in connection with the closing of the Private Placement, DJ Fund Investments, LLC – Series E entered into a Registration Rights Agreement with the Issuer and the other investors under the Securities Purchase Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer was obligated to file one or more registration statements with the Securities and Exchange Commission, within 45 days after the initial closing of the Issuer’s agreement to acquire B. Riley and Co. Inc. (the “Closing”), registering the shares sold in the Private Placement for resale under the Securities Act of 1933, as amended (the “Securities Act”), and to maintain the effectiveness of all such registration statements until the earlier of five years after the Closing or such time as the shares registered thereunder have been sold or become eligible for sale without restriction under Rule 144 promulgated under the Securities Act.

Each of the Securities Purchase Agreement and the Registration Rights Agreement, which are attached as Exhibits 99.1 and 99.2 hereto, respectively, are incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.
Exhibit No.	Description
99.1	Securities Purchase Agreement, dated May 19, 2014, by and among B. Riley Financial, Inc. (then, Great American Group, Inc.) and each purchaser identified on Annex A thereto (incorporated herein by reference to Exhibit 10.1 of Great American Group, Inc.’s Current Report on Form 8-K filed May 19, 2014) (File No. 000-54010)
99.2	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 of B. Riley Financial, Inc.’s (then, Great American Group, Inc.) Current Report on Form 8-K filed May 19, 2014) (File No. 000-54010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2014

  /s/ Fred Goldman

DJ Fund Investments, LLC – Series E

By: Fred Goldman

Its: Manager

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